UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of: July 27, 2005
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                               34 Ha-Barzel Street
                             TEL-AVIV 69710, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     Attached hereto and incorporated by reference herein is the registrant's press release announcing its second quarter 2005 earnings issued on July 27, 2005.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CLICKSOFTWARE TECHNOLOGIES LTD.
                                            (Registrant)


                                            By: /s/ Shmuel Arvatz
                                            ---------------------
                                            Shmuel Arvatz
                                            Executive Vice President and
                                            Chief Financial Officer



Date: July 27, 2005

CONTACTS:
Shmuel Arvatz                               Howard Kalt
Chief Financial Officer                     Kalt Rosen & Co.
+972-3-7659467                              (415) 397-2686
Shmuel.Arvatz@clicksoftware.com             info@KRC-IR.com


                 CLICKSOFTWARE REPORTS FINANCIAL RESULTS FOR THE
                       SECOND QUARTER ENDED JUNE 30, 2005
                 -----------------------------------------------

BURLINGTON, MA, JULY 27, 2005 - ClickSoftware Technologies, Ltd., (NasdaqSC:
CKSW), the leading provider of workforce and service optimization Solutions, today announced results for the second quarter ended June 30, 2005.

For the second quarter ended June 30, 2005, total revenues were $6.1 million, with net loss of $307,000, or $0.01 per share. This compares with revenues of $5.4 million and net income of $230,000, or $0.01 per share, for the same period last year, and revenues of $6.0 million and net loss of $639,000, or $0.02 per share, for the first quarter of 2005.

Software license revenues for the second quarter of 2005 were $2.1 million, while service revenues were $4.0 million. This compares to software license revenues of $1.9 million and service revenues of $3.5 million for the same period last year, and $2.6 million and $3.4 million, respectively, in the first quarter of 2005.

Gross profit in the second quarter was $3.6 million, or 60% of revenues, compared to $3.6 million, or 66% of revenues, in the same period last year, and $3.9 million, or 65% of revenues, in the first quarter of 2005.

Cash, cash equivalents and short and long-term investments increased to $15.2 million at the end of the second quarter, up from $13.5 million at the end of the first quarter of 2005. Net cash from operating activities was $1.8 million in the second quarter of 2005.

Deferred revenues as of the end of the second quarter of 2005 grew to $5.8 million, compared to $5.0 million at the first quarter of 2005.

"The second quarter was quite productive in terms of both new accounts signed and accounts in which we have been selected and are now in the legal contract process. Furthermore, our first two IBM related transactions were signed. In recent quarters we have also built significant deferred revenues and backlog. This gives us good visibility into the next few quarters," said Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO.

OUTLOOK
Based on increasing levels of deferred revenues, current backlog of firm commitments, and good visibility into the sales pipeline, the company said it is maintaining its prior guidance of $27.3 million to $29.6 million in revenues for the full year.

INVESTOR CONFERENCE CALL
ClickSoftware will host a conference call today at 9:30 a.m. ET to discuss these results and answer questions from the investment community. To participate, please call (800) 936-9754 and ask for the ClickSoftware conference call. International participants, please call (973) 935-2048. The conference call will be simultaneously webcast (in listen mode only) and is available via the Internet at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (877) 519-4471 (international callers can dial (973) 341-3080). The passcode for the replay is 6267562.

ABOUT CLICKSOFTWARE
ClickSoftware is the leading provider of workforce and service optimization solutions that maximize workforce productivity and customer satisfaction while minimizing operations costs. ClickSoftware's ServiceOptimization Suite provides an integrated, intelligent solution for automatic, efficient, and effective decisions over the entire service decision-making chain. It includes reliable customer demand and workload forecasting, strategic and tactical capacity planning, daily service scheduling, troubleshooting and repair support, wireless workforce management, and business analytics, connecting all organizational levels and functions.

The company has offices in Burlington, MA; Tel-Aviv, Israel; North America; Europe; and Asia Pacific. For more information about ClickSoftware, call (781) 272-5903 or (888) 438-3308 or visit http://www.clicksoftware.com

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding future results of operations, visibility into future periods, continued growth and rate of growth, and expectations regarding future closing of contracts, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. Achievement of these results by Clicksoftware and its subsidiaries may be affected by many factors, including among others, the following: risks and uncertainties regarding the general economic outlook; the length of or change in the company's sales cycle; the company's ability to close sales to potential customers in a timely manner; the company's ability to maintain or increase relationships with strategic partners; and the company's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in ClickSoftware's annual report on Form 10-K for the year ended December 31, 2004 and subsequent filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.



Note: Financial Schedules Attached

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                JUNE 30      DECEMBER 31
                                                                --------      --------
                                                                  2005          2004
                                                                --------      --------
                       ASSETS
CURRENT ASSETS
    CASH AND CASH EQUIVALENTS                                   $  7,117      $  4,196
    SHORT-TERM INVESTMENTS                                         7,866         7,533
    TRADE RECEIVABLES, NET                                         3,275         5,317
    OTHER RECEIVABLES AND PREPAID EXPENSES                         1,258           982
                                                                --------      --------
                    TOTAL CURRENT ASSETS                          19,516        18,028
                                                                --------      --------

FIXED ASSETS
    COST                                                           3,374         3,713
    LESS - ACCUMULATED DEPRECIATION                                2,348         2,646
                                                                --------      --------
                                                                   1,026         1,067
                                                                --------      --------

    LONG-TERM INVESTMENTS                                            264           264
    SEVERANCE PAY DEPOSITS                                           884           890
                                                                --------      --------

                              TOTAL ASSETS                      $ 21,690      $ 20,249
                                                                ========      ========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    ACCOUNTS PAYABLE AND ACCRUED EXPENSES                          4,178         4,731
    DEFERRED REVENUES                                              5,762         2,969
                                                                --------      --------
                       TOTAL CURRENT LIABILITIES                   9,940         7,700
                                                                --------      --------

LONG TERM LIABILITIES
    ACCRUED SEVERANCE PAY                                          1,662         1,677
                                                                --------      --------
          TOTAL LONG-TERM LIABILITIES                              1,662         1,677
                                                                --------      --------

          TOTAL LIABILITIES                                       11,602         9,377
                                                                --------      --------

SHAREHOLDERS' EQUITY
    ORDINARY SHARES OF NIS 0.02 PAR VALUE                            111           110
    ADDITIONAL PAID-IN CAPITAL                                    71,066        70,930
    DEFERRED STOCK COMPENSATION                                     (284)         (309)
    ACCUMULATED DEFICIT                                          (60,762)      (59,816)
    TREASURY STOCK, AT COST:  39,000 SHARES                          (43)          (43)
                                                                --------      --------
              TOTAL SHAREHOLDERS' EQUITY                          10,088        10,872
                                                                --------      --------

                   TOTAL LIABILITY AND SHAREHOLDERS' EQUITY     $ 21,690      $ 20,249
                                                                ========      ========

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                  THREE MONTHS ENDED

                                                                JUNE 30, 2005                       JUNE 30, 2004
                                                       ------------------------------       ------------------------------
                                                            $            % OF REVENUES            $           % OF REVENUES
                                                       ------------      ------------       ------------      ------------
REVENUES:
       SOFTWARE LICENSE                                $      2,050                34%      $      1,912                35%
       SERVICES                                               4,043                66%             3,507                65%
                                                       ------------      ------------       ------------      ------------
             TOTAL REVENUES                                   6,093               100%             5,419               100%
                                                       ------------      ------------       ------------      ------------
COST OF REVENUES:
       SOFTWARE LICENSE                                         343                 5%               169                 3%
       SERVICES                                               2,112                35%             1,656                31%
                                                       ------------      ------------       ------------      ------------
             TOTAL COST OF REVENUES                           2,455                40%             1,825                34%
                                                       ------------      ------------       ------------      ------------

GROSS PROFIT                                                  3,638                60%             3,594                66%
                                                       ------------      ------------       ------------      ------------
OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET                      609                10%               600                11%
       SELLING AND MARKETING EXPENSES                         2,568                42%             2,054                38%
       GENERAL AND ADMINISTRATIVE EXPENSES                      815                14%               701                13%
       AMORTIZATION OF DEFERRED STOCK-BASED
       COMPENSATION                                               5                 0%                 3                 0%
                                                       ------------      ------------       ------------      ------------

             TOTAL OPERATING EXPENSES                         3,997                66%             3,358                62%
                                                       ------------      ------------       ------------      ------------

INCOME (LOSS) FROM OPERATIONS                                  (359)               (6)%              236                 4%
INTEREST AND OTHER INCOME (EXPENSES), NET                        52                 1%                (6)                0%
                                                       ------------      ------------       ------------      ------------
NET INCOME (LOSS)                                      $       (307)               (5)%     $        230                 4%
                                                       ------------      ------------       ------------      ------------


NET INCOME (LOSS) PER ORDINARY SHARE:
BASIC                                                  $      (0.01)                        $       0.01
                                                       ------------                         ------------
DILUTED                                                $      (0.01)                        $       0.01
                                                       ------------                         ------------
SHARES USED IN COMPUTING BASIC NET INCOME (LOSS)
PER SHARE                                                27,484,712                           27,156,999
                                                       ------------                         ------------
SHARES USED IN COMPUTING DILUTED NET INCOME (LOSS)
PER SHARE                                                27,484,712                           28,360,995
                                                       ------------                         ------------

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                SIX MONTHS ENDED

                                                                JUNE 30, 2005                       JUNE 30, 2004
                                                       ------------------------------       -----------------------------
                                                             $           % OF REVENUES            $          % OF REVENUES
                                                       ------------      ------------       ------------     ------------
REVENUES:
       SOFTWARE LICENSE                                $      4,704                39%      $      4,182               40%
       SERVICES                                               7,399                61%             6,245               60%
                                                       ------------      ------------       ------------     ------------
             TOTAL REVENUES                                  12,103               100%            10,427              100%
                                                       ------------      ------------       ------------     ------------
COST OF REVENUES:
       SOFTWARE LICENSE                                         707                 6%               376                4%
       SERVICES                                               3,878                32%             3,058               29%
                                                       ------------      ------------       ------------     ------------
             TOTAL COST OF REVENUES                           4,585                38%             3,434               33%
                                                       ------------      ------------       ------------     ------------

GROSS PROFIT                                                  7,518                62%             6,993               67%
                                                       ------------      ------------       ------------     ------------
OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET                    1,485                12%             1,341               13%
       SELLING AND MARKETING EXPENSES                         5,354                44%             4,008               38%
       GENERAL AND ADMINISTRATIVE EXPENSES                    1,572                13%             1,374               13%
       AMORTIZATION OF DEFERRED STOCK-BASED
       COMPENSATION                                               9                 0%                 3                0%
                                                       ------------      ------------       ------------     ------------

             TOTAL OPERATING EXPENSES                         8,420                69%             6,726               64%
                                                       ------------      ------------       ------------     ------------

INCOME (LOSS) FROM OPERATIONS                                  (902)               (7)%              267                3%
INTEREST AND OTHER INCOME (EXPENSES), NET                       (44)               (1)%               35                0%
                                                       ------------      ------------       ------------     ------------
NET INCOME (LOSS)                                      $       (946)               (8)%     $        302                3%
                                                       ------------      ------------       ------------     ------------

NET INCOME (LOSS) PER ORDINARY SHARE:
BASIC                                                  $      (0.03)                        $       0.01
                                                       ------------                         ------------
DILUTED                                                $      (0.03)                        $       0.01
                                                       ------------                         ------------
SHARES USED IN COMPUTING BASIC NET INCOME (LOSS)
PER SHARE                                                27,455,949                           27,096,637
                                                       ------------                         ------------
SHARES USED IN COMPUTING DILUTED NET INCOME (LOSS)
PER SHARE                                                27,455,949                           27,732,069
                                                       ------------                         ------------